February 3, 2025

Dara Albright
Chief Executive Officer
Worthy Wealth Realty, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

       Re: Worthy Wealth Realty, Inc.
           Offering Statement on Form 1-A
           Filed January 17, 2025
           File No. 024-12536
Dear Dara Albright:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024, letter.

Offering Statement on Form 1-A
General

1. We note the statement on the cover page that you are conducting a Regulation 506(c)
       offering, and that the terms may be different. Given the two public offerings, please clarify how someone is able to find the terms of the other offering to determine if they are better or more suitable for the potential investor.
2. We note your disclosure on page 31 and the statement in your response to prior comment 2 that the website and Worthy App will include a link to separate offerings by you, Worthy Wealth, Inc., and any subsidiaries of Worthy Wealth, Inc., "which link(s) will clearly distinguish between each such offering then available." We also
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Page 2

       note that the website currently advertises "Worthy Bonds" at 7% interest. Please revise Summary and where appropriate and advise us of the following:
           Please advise us if the website and Worthy App will be revised to include offering materials for the 9% Worthy Wealth Housing Bonds separate from the current website offering of 7% Worthy Bonds; provide us supplementally with any such offering materials to be used, including screen shots;
           Please advise us whether and how the separate offerings will distinguish between the different investment objectives; for example, between Worthy Wealth Realty's
           "ownership interests in undeveloped properties acquired by infrastructure developers," Worthy Property Bonds, Inc.'s "Acquisition of Mortgages and Other
           Liens on and Interests in Real Estate," and Worthy Property Bonds 2, Inc.'s
           "Acquisition of Mortgages and Other Liens on and Interests in Real Estate." In
           this regard, advise us of how investors are able to know which entity is selling them bonds when they invest in an entity seeking the Acquisition of Mortgages and other Liens on and Interests in Real Estate. See prior comment
9;
           With respect to the illiquid nature of the investments, the website states: "Quick
           Cash: You can easily access your money when you need it." Please reconcile with disclosure in the Form 1-A that the bonds are subject to repayment at the demand of the holder "subject to liquidity, no sooner than 36 months from the date that the purchase funds have cleared, upon 90 days prior written notice by holder;"
           The website refers to "conservative loan-to-value rates between 55% and 65%."
           Please revise the offering circular's discussion of investment strategy to address your anticipated loan-to-value ratios;
           The website discussion of Worthy Bonds states that the no fees or penalties provisions apply to "Worthy Community and Property Bond Funds 1 and 2 only."
           Please revise Worthy Website on page 30 and where appropriate to clarify the instances when investors may be charged fees or commissions, including by
           "other financial intermediaries;" and
           Please revise the cover page and where appropriate to highlight the key differences between the different offerings; for example, it is unclear if the higher interest rate for the Worthy Wealth Housing Bonds is meant to compensate for the decreased liquidity and/or the different type of real estate asset you seek to invest in compared to the real estate interests of the Target Companies issuing bonds at
           7%.
3. We note your response to prior comment 5. We also note the statements in the last risk factor on page 21 that investors must rely only on your "cash flow from operations and possible funding from WWI for repayment of principal and interest,"
       and that, if those sources are not sufficient to pay any amounts owed under the
       Worthy Wealth Housing Bonds, "then [investors] may lose all or part of [their] investment." Additionally, we note the statement on page 7 that
$3 million
       is required to operate for 12 months and that, if you fail to raise at least $20 million sales of Worthy Wealth Housing Bonds, you "may not be able to fully carry out" your plan of operations. Given the offering has no minimum, please revise
       Summary and where appropriate to clearly disclose your plans for funding quarterly interest payments (1) during the period when operations have not generated cash flow,
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       clarifying the approximate time period you anticipate that to take, and
(2) assuming
       you raise less than 25% of the total offering. For example, if proceeds over the course of a year fund significantly less than the $17.7 million of real estate, as presented in the first column on page 24, it appears that you will not be able to fully carry out your plan of operations. Please revise Business, MD&A or where appropriate to clarify your plan of operations in that event, and include a separate risk factor explaining the risk.
Cover Page

4. Please revise the cover page to present the Referral Bonds and quantify the amount being offered.
Summary of the Offering
Worthy Wealth Realty Referral Program, page 10

5. We note your response to prior comment 4. However, we are unable to locate disclosure clarifying when the referral program will be launched, whether the bonds are only offered to existing investors and how investors know if they qualify. It is also still unclear what actions meet the standard for "qualifying action." Please revise accordingly.
Our Business
Plan of Operations, page 28

6. We note your response to prior comment 7 that your investments will be geographically concentrated in projects in the Southeastern United
States. Please
       disclose which specific states you intend to concentrate these projects. Explain the meaning and potential impact to you and/or investors of the "tenant in common"
       nature of the investment interests. Additionally, revise the discussion of your investment strategy to disclose the anticipated loan-to-value, credit score and other key characteristics under the investment objectives. For example, are the targeted projects suburban neighborhoods, urban properties, or otherwise? Tell us whether you have been in discussions with "national homebuilders" and provide a basis for the statement that you expect your lenders to resell lots to national homebuilders.
Liquidity and capital resources, page 30

7. Please revise your disclosure on page 31 to clarify what you mean by the statement that you "white label" sublicense the rights to use the Worthy Fintech Platform from
       WWI.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Relationships and Related Party Transactions, page 35

8. We note your response to prior comments 3 and 11. You indicate in the first paragraph on page 28 that the purpose of the Acquisition relates to the different business models of the Target Companies compared to your business model. However, you state that not closing the Acquisition would have no impact on you
       whatsoever, and it appears that you are already a separate legal entity. Please revise to clarify the purpose of the Acquisition.
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Page 4

       Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance
cc:   Clint J. Gage, Esq.